FOLEY FOLEY & LARDNER LLP	777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com
April 17, 2024
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Clayton Partners LLC – Preliminary Proxy Statement (PREC14A)

Ladies and Gentlemen:

On behalf of Clayton Partners LLC and its affiliates, Clayton Capital Appreciation Fund, L.P., The JSCC Family Trust and Jason Stankowski (collectively, the “Clayton Parties”), pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting for filing the Clayton Parties’ preliminary proxy statement and form of WHITE proxy card (under the cover page required by Rule 14a-6(m) of the Exchange Act and Schedule 14A) for use in conjunction with the annual meeting of stockholders for Spruce Power Holding Corporatoin (the “Issuer”).  The Clayton Parties’ nominees are Jason Stankowski and Clara Nagy McBane.  The participants in the Clayton Parties’ solicitation are Clayton Partners LLC, Clayton Capital Appreciation Fund, L.P., The JSCC Family Trust, Clara Nagy McBane and Jason Stankowski.
The Clayton Parties have provided the required notice to the Issuer pursuant to the Universal Proxy Rules, including Rule 14a-19 under the Exchange Act, and intend to solicit proxies from the holders of shares of common stock of the Issuer representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Clayton Parties’ nominees, in accordance with the Exchange Act and other applicable law.
This filing is being effected by direct transmission to the EDGAR System.  Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer

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